BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

September 1, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: BOSS GOLD INTERNATIONAL CORP. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4571

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since July 11, 2006:

A. Annual General Meeting

- copy of Notice of Meeting and Record Date

B. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended June 30, 2006 with relevant MD&A.

C. Copies of Forms 52-109F2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

D. Copy of news release issued during the relevant period.

E. Copy of Material Change Report (Form 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

dlw 9/12

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-4571

RECEIVED
2006 SEP 12 P 12:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BOSS GOLD INTERNATIONAL CORP.
501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Boss Gold International Corp. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	10011V 10 7
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	October 13, 2006
5	Record Date for Notice	:	September 8, 2006
6	Record Date for Voting	:	September 8, 2006
7	Beneficial Ownership Determination Date	:	September 8, 2006
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

Dated at Vancouver, British Columbia, this 8th day of August, 2006.

Sincerely,

BOSS GOLD INTERNATIONAL CORP.

PER: ***"Douglas B. Brooks"***

DOUGLAS B. BROOKS
President

#82-4571

BOSS GOLD INTERNATIONAL CORP.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006
(Unaudited – Prepared by Management)

BOSS GOLD INTERNATIONAL CORP.

June 30, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BOSS GOLD INTERNATIONAL CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

	(Unaudited) 30-Jun-06	(Audited) 31-Dec-05
ASSETS		
Current		
Cash and cash equivalents	$ 2,225	$ 86,641
Goods and Services Tax receivable	4,251	7,550
Prepaid expenses	6,156	1,250
	12,632	95,441
Capital assets – Note 4	392	507
Resource properties – Note 5	2,294	-
	$ 15,318	$ 95,948
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 7	$ 324,150	$ 272,768
Due to related parties – Note 7	31,813	10,313
	355,963	283,081
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	4,481,051	4,465,051
Contributed surplus – Note 6	40,618	47,618
Deficit	(4,862,314)	(4,699,802)
	(340,645)	(187,133)
	$ 15,318	$ 95,948

Nature and Continuance of Operations – Note 2

Subsequent Events - Note 8

APPROVED BY THE DIRECTORS:

"Irvin Ridd" , Director

"Douglas Brooks" , Director

BOSS GOLD INTERNATIONAL CORP.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the three and six months ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

	Three months ended		Six months ended	
	30-Jun-06	30-Jun-05	30-Jun-06	30-Jun-05
Administrative expenses				
Accounting, audit and legal fees	$ 88,045	$ 9,825	$ 88,848	$ 13,025
Amortization	57	58	115	115
Interest	7,217	32,717	14,018	63,610
Management fees	7,500	7,500	15,000	15,000
Office, rent and miscellaneous	22,324	13,947	34,373	26,896
Transfer agent and filing fees	3,328	5,023	5,382	8,394
Net loss before other items	128,471	69,070	157,736	127,040
Prior year adjustments	-	-	4,776	-
Net loss for the period	128,471	69,070	162,512	127,040
Deficit, beginning of the period	4,733,843	4,440,139	4,699,802	4,382,169
Deficit, end of the period	$ 4,862,314	$ 4,509,209	$ 4,862,314	$ 4,509,209
Basic and diluted loss per share	$ 0.018	$ 0.010	$ 0.022	$ 0.021
Weighted average number of shares outstanding	7,269,467	6,658,620	7,269,191	6,166,535

BOSS GOLD INTERNATIONAL CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and six months ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

	Three months ended		Six months ended	
	30-Jun-06	30-Jun-05	30-Jun-06	30-Jun-05
Operating Activities				
Net loss for the period	$ (128,471)	$ (69,070)	$ (162,512)	$ (127,040)
Add (deduct) items not affecting cash:				
Amortization	57	58	115	115
	(128,414)	(69,012)	(162,397)	(126,925)
Changes in non-cash working capital items related to operations:				
GST and other receivable	417	835	3,299	(733)
Prepaid expenses	(4,906)	(1,250)	(4,906)	-
Accounts payable	107,288	(128,222)	51,382	(71,198)
Due to related parties	21,500	-	21,500	-
	(4,115)	(197,649)	(91,122)	(198,856)
Investing Activities				
Increase in resource property	-	-	(2,294)	-
	-	-	(2,294)	-
Financing Activities				
Issuance of common shares for cash	-	-	16,000	198,000
Contributed surplus	-	-	(7,000)	-
	-	-	9,000	198,000
Increase (decrease) in cash during the period	(4,115)	(197,649)	(84,416)	(856)
Cash, beginning of period	6,340	198,067	86,641	1,274
Cash, end of period (bank indebtedness)	$ 2,225	$ 418	$ 2,225	$ 418
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income Taxes	$ -	$ -	$ -	$ -

BOSS GOLD INTERNATIONAL CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006 and 2005
(Unaudited – Prepared by Management)

Note 1 Interim Financial Statements

While the information presented in these interim consolidated financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2005 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2005 audited financial statements.

Note 2 Nature and Continuance of Operations

The Company's principal business activity has been resource property exploration. The Company's shares are publicly traded on the NEX board of the TSX Venture Exchange. On June 15, 2005, the Company consolidated its share capital on a 3 old for 1 new basis and changed its name to Boss Gold International Corp. from Boss Gold Corp. On July 11, 2005, the common shares of Boss Gold International Corp. commenced trading on the TSX Venture Exchange under the symbol BOG.H.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company has a working capital deficiency of $343,331 at June 30, 2006, and has accumulated losses of $4,862,314 since inception. Its ability to continue as a going concern is dependant upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations as they become due.

Note 3 Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries, Cora Online Resources Ltd. and Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

Note 3 Significant Accounting Policies – (cont'd)

b) Financial Instruments

The carrying values of cash and accounts payable approximate their fair values due to the short-term maturity of these instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rate:

Office furniture	20%	per annum
Computer equipment	30%	per annum

Capital asset additions are amortized at one-half rates in the year of acquisition.

d) Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to nonemployees followed this method and options granted to directors, officers and employees were not expensed.

The Company has adopted the new policy on a retroactive basis. No restatement of prior periods was required as no share purchase options were granted during the period January 1, 2002 to December 31, 2003. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

e) Resource Property Costs and Deferred Exploration Expenditures

The acquisition of resource properties and the related exploration and development costs are recorded at cost and deferred until the mineral properties are placed into production, sold or abandoned. Upon commencement of commercial production, these costs will be amortized based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the Company abandons interest in are written-off in the year of abandonment.

Note 3 Significant Accounting Policies – (cont'd)

f) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the dilution that would occur if potentially dilutive securities were exercised or converted to common shares. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g) Income Taxes

The Company accounts for income taxes by the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

Note 4 Capital Assets

	30-Jun-06			30-Jun-05
	Cost	Acc. Amort.	Net	Net
Computer equipment	$ 1,342	$ 1,267	$ 75	$ 166
Office furniture	1,388	1,071	317	$ 456
	$ 2,730	$ 2,338	$ 392	$ 622

Note 5 Resource Property Costs

	30-Jun-06	30-Jun-05
Acquisition Costs	$ 1,950	$ -
Deferred Exploration Costs		
Balance at beginning of period	-	-
Addition:		
Geological consulting	344	-
	344	-
Balance at end of period	$ 2,294	$ -

Trading of the Company's shares has been halted pending a major transaction. The Company has agreed to acquire the rights to a major uranium deposit in connection with a settlement of a dispute concerning title; Santoy Resources Inc. is one party to the dispute. The Company has agreed to acquire the disputed mineral claims and anticipates issuing approximately 52,500,000 common shares at a price of $2.00 per share in connection therewith. The Company is now finalizing a related financing and is proceeding with the acquisition and seeking Exchange acceptance for filing of the acquisition and financing.

Note 6 Share Capital

a) Authorized

100,000,000 common shares, without par value

b) Issued

	30-Jun-06		30-Jun-05	
	Shares	Amount	Shares	Amount
Balance, December 31, 2005	7,252,801	$ 4,465,051	3,358,621	$ 3,175,851
For cash:				
Private placement			3,300,000	198,000
Exercise of option	16,666	9,000		
Reclassification of stock-based compensation charges	-	7,000	-	-
Balance, June 30, 2006	7,269,467	$ 4,481,051	6,658,621	$ 3,373,851

c) Private Placement

On November 9, 2005, the Company completed its $1,000,000 private placement. The Company issued 4,938,262 units of its securities at $0.2025 per unit, each unit consisting of one common share and one one-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.27 per share. The units were restricted from trading until March 1, 2006.

d) Share Purchase Warrants

At June 30, 2006, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Warrants	Exercise Price	Expiry Date
4,938,262	$ 0.27	31-Oct-06

e) Stock-based Compensation Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

On October 21, 2005, the Company announced that it granted Incentive Stock Options on 214,787 shares of the Company's capital stock, exercisable for up to two years at a price of $0.28 per share, which price was not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. Included in this option plan, a total of 164,787 options were granted to directors. The options will be exercisable until November 7, 2007.

Note 6 Share Capital – (cont'd)

A summary of the status of the Company's stock option plan as of June 30, 2006 and June 30, 2005 and changes during the periods then ended is presented below:

	30-Jun-06			30-Jun-05		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Outstanding at 31-Dec-05	231,453	$	0.30	-	$	-
Granted	-	$	-	111,667	$	0.54
Exercised	(16,666)	$	0.54	-	$	-
Outstanding at 30-Jun-06	214,787	$	0.28	111,667	$	0.54

At June 30, 2006, 214,787 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options		Exercise Price	Expiry Date
214,787	$	0.28	7-Nov-07

Note 7 Related Party Transactions

At June 30, 2006, accounts payable included $31,813 (2005: $6,819) owed to a director of the Company and a private company controlled by a director or officer of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

Note 8 Subsequent Events

Acquisition of Blizzard Uranium Deposit – Reverse Takeover Transaction

Subsequent to the period end, the Company entered into an agreement dated July 27, 2006 (the "Agreement") with Anthony Beruschi, representing certain companies and related trustees, Santoy Resources Ltd. ("Santoy") and Adam Travis under which Mr. Beruschi, Santoy and Mr. Travis will sell all of their actual, or purported interest, in and to the Blizzard uranium claim (the "Blizzard Claim"), located in the Greenwood Mining Division in south-central British Columbia, and certain surrounding mineral claims to the Company for $105,000,000. The purchase price will be payable by the issuance of a total of 52,500,000 common shares by the Company at a deemed price of $2.00 per share. 26,250,000 common shares will be issued by the Company to Santoy and 26,250,000 common shares will be issued by the Company to Mr. Beruschi's companies and / or other parties that hold interests in the Properties. The acquisition will constitute a Reverse Takeover of Boss under TSX Venture Exchange ("TSXV") Policy 5.2.

Note 8 Subsequent Events – (cont'd)

The Blizzard Claim is the host of an historic indicated uranium resource. The Blizzard uranium resource is a "basal-type", hydrogenic paleochannel deposit. A total of 21,184 metres of drilling in 478 reverse circulation and diamond drill holes were completed on the deposit in the 1970s. In August 1979, Kilborn Engineering issued an Engineering Feasibility Study based on the extensive drilling and engineering studies on behalf of a joint venture comprised of Norcen Energy Resources, Lacana Mining Corporation, Campbell Chibougamou Mines, E & B Explorations and Ontario Hydro. The Kilborn Feasibility Study is not in compliance with NI 43-101. The property was never placed into production due to a (now expired) moratorium on exploration and development for uranium resources in the province, which was imposed by the B.C. Government in 1980.

On November 15, 2005, Santoy filed a NI 43-101 compliant Technical Report on the Blizzard deposit prepared by Dr. Peter A. Christopher, PhD, P.Eng, a qualified person under NI 43-101, where the Kilborn historical reserve calculation of 2.2 million tonnes grading 0.214 percent U308, using a cut-off grade of 0.025% U308 and including a 15% mining dilution (for an estimated 10.4 million pounds of U308) was re-classified by Christopher into an indicated and inferred resource to reflect current usage.

The resource estimate cited predates and therefore does not conform to the more stringent reporting requirements of NI 43-101 and should not be relied upon according to those standards. Dr. Christopher has not done sufficient work to classify the historical estimates as a current mineral resource and the Company is not treating the historical estimate as a current mineral reserve or resource. While the drill and assay data used in the original estimate has not been subsequently verified, the Company believes that the historic resource estimate provide a favourable indication of the potential of the deposit and are relevant to this disclosure.

The Blizzard uranium deposit is interpreted to have been formed by the concentration of uranium minerals leached from nearby highly radioactive intrusive rocks and deposited in an old riverbed channel which was preserved from glacial erosion by a cover of younger volcanic rocks.

The deposit may be amenable to exploitation by widely used, low environmental impact, in situ solution recovery processes (ISL recovery) involving only minimal surface disturbance. The Kilborn feasibility study did not consider ISL as an extraction option and was based on the application of a conventional open pit mining method. Dr. Christopher had access to all historical data including drill logs and historical feasibility studies as prepared by Kilborn. No access to core samples was possible due to the destruction of these during reclamation of the exploration site. While Dr. Christopher has re-classified the Kilborn reserve estimates as resources he has cautioned in his report that other "best practice" guidelines to resource calculation are difficult to verify for a 26 year old feasibility study. Dr. Christopher's report is available on SEDAR and on Santoy's website. The Company will be requesting that Dr. Christopher prepare a NI 43-101 compliant technical report, which will be filed on SEDAR under the Company's profile.

Note 8 Subsequent Events – (cont'd)

Mr. Beruschi is a Vancouver based lawyer and businessman and Santoy is a British Columbia incorporated company that is listed on the TSXV under the symbol "SAN". Mr. Beruschi, Mr. Travis and Santoy are all arms length to the Company.

The following are some other key terms of the Agreement and the Settlement Agreement between Mr. Beruschi and Santoy:

1) Mr. Beruschi will transfer to the Company all of his right and interest in and to certain other mineral claims that surround the Blizzard Claim (the "Additional Blizzard Claims").

2) Mr. Beruschi will further cause the transfer of the "Hydraulic Lake Claims" (together with the Additional Blizzard Claims and the Blizzard Claim, the "Properties") registered in the name of Dave Heyman to the Company. In consideration for such transfer, Mr. Heyman will be paid $50,000 by the Company.

3) The Company will pay Mr. Beruschi's companies additional cash payments up to a maximum amount of $1,200,000 payable upon the successful completion of private placements by the Company in connection with the acquisition of the Blizzard Claim.

4) Santoy will spend $1,000,000 in exploration expenditures on the Properties and will receive in return a 5% working interest in the Properties. The Company will have the right to purchase Santoy's 5% working interest in exchange for a $1.00 per lb uranium royalty.

5) Each of Santoy and Mr. Beruschi will have the right to appoint two directors to the board of directors of Boss, who will then appoint up to two additional directors and appoint a President.

6) The Company will change its name to "Boss Energy Corp."

7) The Company will have an option from Mr. Beruschi to acquire a 51% interest in the "Fuki and Haynes Lake Claims" and will have a right of first refusal over such claims for a set time period.

8) Mr. Beruschi will receive a royalty of $1.50 per lb uranium on the Properties and Mr. Travis will receive a $0.50 per lb uranium royalty on the Blizzard Claim one-half of which Santoy can purchase for up to three years for $500,000.

The Company expects to complete a brokered private placement in connection with the acquisition of the Blizzard Claim and is currently negotiating the terms of such financing. The Company will announce the terms of the financing once it has negotiated the final terms of the private placement.

Note 8 Subsequent Events – (cont'd)

The Blizzard Claim had been the subject of a title dispute regarding the ownership of the claim. Santoy had acquired its initial interest in the Blizzard Claim in conjunction with Sparton Resources Inc. under an option agreement with Mr. Travis. Mr. Travis had staked the claim using the Mineral Title OnLine system after Mr. Beruschi's agent failed to successfully convert the former Blizzard legacy claims utilizing the new on-line system, thereby leaving the claim open. Mr. Beruschi and Santoy have now entered into a Settlement Agreement in full settlement of the dispute under which they have each agreed to transfer their interest, or purported interest, in the Blizzard Claim to the Company.

Completion of the transaction is subject to a number of conditions, including TSXV acceptance and disinterested Shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all. The technical information in the news release, announcing the acquisition was reviewed and approved by Rupert Allan, P.Geol on behalf of the Company.

Readers of the financial statements are cautioned that, except as disclosed in the Management Information Circular or Filing Statement to be prepared in connection with the transaction, any information released or received with respect to the reverse take-over may not be accurate or complete and should not be relied upon. Trading in the securities of the Company should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

August 15, 2006

For the six months ended June 30, 2006, Boss Gold International Corp. ("the Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of August 15, 2006 provides information on the operations of the Company for six months ended June 30, 2006 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2005 and 2004.

OVERVIEW

The Company is primarily engaged in the acquisition and exploration of resource properties in North America.

On June 15, 2005, the Company consolidated its share capital on a 3 old for 1 new basis and changed the name of the Company from "Boss Gold Corp." to "Boss Gold International Corp." On July 11, 2005, the common shares of Boss Gold International Corp. commenced trading on the TSX Venture Exchange under the symbol BOG.H.

MINERAL PROPERTIES

At the present time, trading of the Company's shares has been halted pending a major transaction. The Company entered into an agreement dated July 27, 2006 (the "Agreement") with Anthony Beruschi, representing certain companies and related trustees, Santoy Resources Ltd. ("Santoy") and Adam Travis under which Mr. Beruschi, Santoy and Mr. Travis will sell all of their actual, or purported interest, in and to the Blizzard uranium claim (the "Blizzard Claim"), located in the Greenwood Mining Division in south-central British Columbia, and certain surrounding mineral claims to the Company for $105,000,000. The purchase price will be payable by the issuance of a total of 52,500,000 common shares by the Company at a deemed price of $2.00 per share. 26,250,000 common shares will be issued by the Company to Santoy and 26,250,000 common shares will be issued by the Company to Mr. Beruschi's companies and / or other parties that hold interests in the Properties. The acquisition will constitute a Reverse Takeover of Boss under TSX Venture Exchange ("TSXV") Policy 5.2.

The Blizzard Claim is the host of an historic indicated uranium resource. The Blizzard uranium resource is a "basal-type", hydrogenic paleochannel deposit. A total of 21,184 metres of drilling in 478 reverse circulation and diamond drill holes were completed on the deposit in the 1970s. In August 1979, Kilborn Engineering issued an Engineering Feasibility Study based on the extensive drilling and engineering studies on behalf of a joint venture comprised of Norcen Energy Resources, Lacana Mining Corporation, Campbell Chibougamou Mines, E & B Explorations and Ontario Hydro. The Kilborn Feasibility Study is not in compliance with NI 43-101. The property was never placed into production due to a (now expired) moratorium on exploration and development for uranium resources in the province, which was imposed by the B.C. Government in 1980.

On November 15, 2005, Santoy filed a NI 43-101 compliant Technical Report on the Blizzard deposit prepared by Dr. Peter A. Christopher, PhD, P.Eng, a qualified person under NI 43-101, where the Kilborn historical reserve calculation of 2.2 million tonnes grading 0.214 percent U308, using a cut-off grade of 0.025% U308 and including a 15% mining dilution (for an estimated 10.4 million pounds of U308) was re-classified by Christopher into an indicated and inferred resource to reflect current usage.

MINERAL PROPERTIES – Cont'd

The following chart summarizes the historical indicated and inferred* resource estimates (as re-classified) from Dr. Christopher's report:

Category of Resource	Tonnes	Grade % u3o8	Contained Kg (%u3o8)
INDICATED**	1,914,973	0.247***	4,728,428
INFERRED**	4,685	0.162***	7,595

* Reported by Kilborn as Reserves but rules dictate classification as resources. Indicated resources include a 15% mining dilution
** Indicated and Inferred Reserves were converted to Indicated and Inferred Resources
*** Rounded to 3 places

The resource estimate cited predates and therefore does not conform to the more stringent reporting requirements of NI 43-101 and should not be relied upon according to those standards. Dr. Christopher has not done sufficient work to classify the historical estimates as a current mineral resource and the Company is not treating the historical estimate as a current mineral reserve or resource. While the drill and assay data used in the original estimate has not been subsequently verified, the Company believes that the historic resource estimate provide a favourable indication of the potential of the deposit and are relevant to this disclosure.

The Blizzard uranium deposit is interpreted to have been formed by the concentration of uranium minerals leached from nearby highly radioactive intrusive rocks and deposited in an old riverbed channel which was preserved from glacial erosion by a cover of younger volcanic rocks.

The deposit may be amenable to exploitation by widely used, low environmental impact, in situ solution recovery processes (ISL recovery) involving only minimal surface disturbance. The Kilborn feasibility study did not consider ISL as an extraction option and was based on the application of a conventional open pit mining method. Dr. Christopher had access to all historical data including drill logs and historical feasibility studies as prepared by Kilborn. No access to core samples was possible due to the destruction of these during reclamation of the exploration site. While Dr. Christopher has re-classified the Kilborn reserve estimates as resources he has cautioned in his report that other "best practice" guidelines to resource calculation are difficult to verify for a 26 year old feasibility study. Dr. Christopher's report is available on SEDAR and on Santoy's website. The Company will be requesting that Dr. Christopher prepare a NI 43-101 compliant technical report, which will be filed on SEDAR under the Company's profile.

Mr. Beruschi is a Vancouver based lawyer and businessman and Santoy is a British Columbia incorporated company that is listed on the TSXV under the symbol "SAN". Mr. Beruschi, Mr. Travis and Santoy are all arms length to the Company.

The following are some other key terms of the Agreement and the Settlement Agreement between Mr. Beruschi and Santoy:

MINERAL PROPERTIES – Cont'd

1. Mr. Beruschi will transfer to the Company all of his right and interest in and to certain other mineral claims that surround the Blizzard Claim (the "Additional Blizzard Claims").
2. Mr. Beruschi will further cause the transfer of the "Hydraulic Lake Claims" (together with the Additional Blizzard Claims and the Blizzard Claim, the "Properties") registered in the name of Dave Heyman to the Company. In consideration for such transfer, Mr. Heyman will be paid $50,000 by the Company.
3. The Company will pay Mr. Beruschi's companies additional cash payments up to a maximum amount of $1,200,000 payable upon the successful completion of private placements by the Company in connection with the acquisition of the Blizzard Claim.
4. Santoy will spend $1,000,000 in exploration expenditures on the Properties and will receive in return a 5% working interest in the Properties. The Company will have the right to purchase Santoy's 5% working interest in exchange for a $1.00 per lb uranium royalty.
5. Each of Santoy and Mr. Beruschi will have the right to appoint two directors to the board of directors of Boss, who will then appoint up to two additional directors and appoint a President.
6. The Company will change its name to "Boss Energy Corp."
7. The Company will have an option from Mr. Beruschi to acquire a 51% interest in the "Fuki and Haynes Lake Claims" and will have a right of first refusal over such claims for a set time period.
8. Mr. Beruschi will receive a royalty of $1.50 per lb uranium on the Properties and Mr. Travis will receive a $0.50 per lb uranium royalty on the Blizzard Claim one-half of which Santoy can purchase for up to three years for $500,000.

The Company expects to complete a brokered private placement in connection with the acquisition of the Blizzard Claim and is currently negotiating the terms of such financing. The Company will announce the terms of the financing once it has negotiated the final terms of the private placement.

The Blizzard Claim had been the subject of a title dispute regarding the ownership of the claim. Santoy had acquired its initial interest in the Blizzard Claim in conjunction with Sparton Resources Inc. under an option agreement with Mr. Travis. Mr. Travis had staked the claim using the Mineral Title OnLine system after Mr. Beruschi's agent failed to successfully convert the former Blizzard legacy claims utilizing the new on-line system, thereby leaving the claim open. Mr. Beruschi and Santoy have now entered into a Settlement Agreement in full settlement of the dispute under which they have each agreed to transfer their interest, or purported interest, in the Blizzard Claim to the Company.

Completion of the transaction is subject to a number of conditions, including TSXV acceptance and disinterested Shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all. The technical information in the news release, announcing the acquisition was reviewed and approved by Rupert Allan, P.Geol on behalf of the Company.

Readers of the financial statements are cautioned that, except as disclosed in the Management Information Circular or Filing Statement to be prepared in connection with the transaction, any information released or received with respect to the reverse take-over may not be accurate or complete and should not be relied upon. Trading in the securities of the Company should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the six months ended June 30, 2006 and 2005, and the last three fiscal years ended December 31, 2005, 2004 and 2003:

	Six Months Ended 30-Jun-06	Six Months Ended 30-Jun-05	Year Ended 31-Dec-05	Year Ended 31-Dec-04	Year Ended 31-Dec-03
	Unaudited	Unaudited	Audited	Audited	Audited
	$	$	$	$	$
Revenue	-	-	-	-	-
Net income (loss)	(162,512)	(127,040)	(317,633)	(296,872)	(313,311)
Basic and diluted earning (loss) per	(0.022)	(0.021)	(0.11)	(0.09)	(0.09)
Total assets	15,318	7,735	95,948	7,973	20,325

For the six months ended June 30, 2006, the net loss was $162,512 or $0.022 per share compared to the net loss of $127,040 or $0.021 per share (27.92% increase) for the comparable period in 2005. The increase of $35,472 in net loss was primarily due to an increase of $75,823 in accounting, audit and legal fees, $7,477 in office, rent and miscellaneous, and $4,776 in prior year adjustments, which was offset by a decrease of $49,592 in interest, and $3,012 in transfer agent and filing fees.

For the year ended December 31, 2005, the net loss was $317,633 or $0.107 per share compared to the net loss of $296,872 or $0.09 per share (6.99% increase) for the comparable period in 2004. The increase of $20,761 in net loss was primarily due to an increase of $47,721 in interest, $5,600 in consulting fees, $5,361 in office, rent and miscellaneous, and $3,773 in transfer agent and filing fees, which was offset by a decrease of $35,420 in accounting, audit and legal fees, and $6,282 in stock based compensation.

For the year ended December 31, 2004 the net loss was $296,872 or $0.09 per share compared to the net loss of $313,311 or $0.09 per share (5.25% decrease) in 2003. The decrease in the net loss was primarily due to the decrease of $94,342 in legal fees, which was offset by increase of $41,035 in interest charges and $46,900 stock based compensation expense recorded by the Company in 2004.

RESULTS OF OPERATIONS

Current Quarter

For the quarter ended June 30, 2006, the net loss was $128,471 or $0.018 per share compared to the net loss of $69,070 or $0.010 per share (86.00% increase) for the comparable period in 2005. The increase of $59,401 in net loss was primarily due to an increase of $78,220 in accounting, audit and legal fees, and $8,377 in office, rent and miscellaneous, which was offset by a decrease of $25,500 in interest, and $1,695 in transfer agent and filing fees.

During the quarter ended June 30, 2006, the Company incurred accounting, audit and legal fees of $88,045 (2005: $9,825), interest of $7,217 (2005: $32,717), management fees of $7,500 (2005: $7,500), office, rent and miscellaneous of $22,324 (2005: $13,947), and transfer agent and filing fees of $3,328 (2005: $5,023). The Company also recorded amortizations of $57 (2005: $58).

RESULTS OF OPERATIONS – Cont'd

Year-to-date

For the six months ended June 30, 2006, the net loss was $162,512 or $0.022 per share compared to the net loss of $127,040 or $0.021 per share (27.92% increase) for the comparable period in 2005. The increase of $35,472 in net loss was primarily due to an increase of $75,823 in accounting, audit and legal fees, $7,477 in office, rent and miscellaneous, and $4,776 in prior year adjustments, which was offset by a decrease of $49,592 in interest, and $3,012 in transfer agent and filing fees.

During the six months ended June 30, 2006, the Company incurred accounting, audit and legal fees of $88,848 (2005: $13,025), interest of $14,018 (2005: $63,610), management fees of $15,000 (2005: $15,000), office, rent and miscellaneous of $34,373 (2005: $26,896), transfer agent and filing fees of $5,382 (2005: $8,394). The Company also recorded amortizations of $115 (2005: $115) and prior year adjustments of $4,776 (2005: $Nil).

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the six months ended June 30, 2006 and 2005, and the last three fiscal years ended December 31, 2005, 2004 and 2003:

	+/-*	Six Months Ended 30-Jun-06	Six Months Ended 30-Jun-05	+/-*	Year Ended 31-Dec-05	+/-*	Year Ended 31-Dec-04	Year Ended 31-Dec-03
	%	$	$	%	$	%	$	$
		Unaudite	Unaudite		Audited		Audited	Audited
Professonal fees	582.13	88,848	13,025	(5.59)	17,660	11.09	18,705	16,838
Amortization	N/C	115	115	(24.49)	222	(24.62)	294	390
Interest	(77.96)	14,018	63,610	73.31	97,008	35.04	55,973	41,448
Consulting fees	N/A	-	-	N/A	-	(100.00)	-	1,050
Management fees	N/C	15,000	15,000	N/C	30,000	N/C	30,000	30,000
Office, rent & misc.	27.80	34,373	26,896	7.26	47,296	(8.47)	44,094	48,174
Trans. agent & filing	(35.88)	5,382	8,394	7.62	11,793	3.15	10,958	10,623
Stock-based compen.	N/A	4,776	-	N/A	-	N/A	-	-

* +/- expresses increase/decrease in % compared to the prior year or comparative period of the prior year (if less than one year).

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2006	2006	2005	2005	2005	2005	2004	2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net income (loss)	(128,471)	(34,041)	(122,854)	(67,738)	(69,070)	(57,970)	(106,094)	(53,920)
Basic/diluted earning (loss) per share	(0.02)	(0.01)	(0.02)	(0.03)	(0.03)	(0.03)	(0.03)	(0.01)

For the quarter ended June 30, 2006, the net loss was $128,471 or $0.02 per share compared to the net loss of 34,041 or $0.01 per share (277.40% increase) for the previous quarter ended March 31, 2006. The increase of $94,430 in net loss was primarily due to an increase of $87,242 in accounting, audit and legal fees, $10,275 in office, rent and miscellaneous, and $1,274 in transfer agent and filing fees, which was offset by a decrease of $4,776 in prior year adjustments.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2006, the Company had working capital deficiency of $343,331 compared to $1,089,080 as at June 30, 2005. At the same time, the Company held cash on hand of $2,225 (2005: $0,418) and liabilities totalled $355,963 (2005: $1,096,193). The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

b) Issued

	30-Jun-06		30-Jun-05	
	Shares	Amount	Shares	Amount
Balance, December 31, 2005	7,252,801	$ 4,465,051	3,358,621	$ 3,175,851
For cash:				
Private placement			3,300,000	198,000
Exercise of option	16,666	9,000		
Reclassification of stock- based compensation charges	-	7,000	-	-
Balance, June 30, 2006	7,269,467	$ 4,481,051	6,658,621	$ 3,373,851

On June 15, 2005, the Company consolidated its share capital on a 3 old for 1 new basis.

SHARE CAPITAL – Cont'd

c) Private Placement
On November 9, 2005, the Company completed its $1,000,000 private placement. The Company issued 4,938,262 units of its securities at $0.2025 per unit, each unit consisting of one common share and one one-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.27 per share. The units were restricted from trading until March 1, 2006.

d) Share Purchase Warrants
At June 30, 2006, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Warrants	Exercise Price	Expiry Date
4,938,262	$ 0.27	31-Oct-06

e) Stock-based Compensation Plan
Share purchase options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant and vest when granted. During the year ended December 31, 2004, the Company granted directors and officers share purchase options to purchase 335,000 (post-consolidation: 111,667) common shares at $0.18 (post-consolidation: $0.54) per share until January 14, 2006. From this option plan, 94,998 (post-consolidation) stock options were exercised at $0.54 (post-consolidation) per share on October 21, 2005 and the balance was exercised on January 3, 2006.

On October 21, 2005, the Company granted Incentive Stock Options on 214,787 shares of the Company's capital stock, exercisable for up to two years at a price of $0.28 per share, which price was not lower than the last closing price of the Company's shares prior to the grant date less the applicable discount. Included in this option plan, a total of 164,787 options were granted to directors. The options will be exercisable until November 7, 2007.

A summary of the Company's share purchase options outstanding is as follows:

	30-Jun-06			30-Jun-05		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Outstanding at 31-Dec-05	231,453	$	0.30	-	$	-
Granted	-	$	-	111,667	$	0.54
Exercised	(16,666)	$	0.54	-	$	-
Outstanding at 30-Jun-06	214,787	$	0.28	111,667	$	0.54

At June 30, 2006, 214,787 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options	Exercise Price	Expiry Date
214,787	$ 0.28	7-Nov-07

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

RELATED PARTY TRANSACTIONS

At June 30, 2006, accounts payable included $31,813 (2005: $6,819) owed to a director of the Company and a private company controlled by a director or officer of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

RISKS AND UNCERTAINTIES

The Company will continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of the new acquisitions and development of resource properties and, strength of the equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements, which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82- 4571

BOSS GOLD INTERNATIONAL CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, President and Chief Executive Officer for **Boss Gold International Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold International Corp.** (the "Issuer") for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 29, 2006

"Douglas B. Brooks"
Douglas B. Brooks
President & CEO

82-4571

BOSS GOLD INTERNATIONAL CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, Chief Financial Officer for **Boss Gold International Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold International Corp.** (the "Issuer") for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 29, 2006

"Douglas B. Brooks"
Douglas B. Brooks
Chief Financial Officer

82-4571

BOSS INTERNATIONAL GOLD CORP.
501-905 West Pender Street
Vancouver, BC
V6C 1L6
Telephone: 604-669-5819
Facsimile: 604-669-5886

NEWS RELEASE

July 28, 2006 **TSXV Trading Symbol: BOG.H**

ACQUISITION OF BLIZZARD URANIUM DEPOSIT – REVERSE TAKEOVER TRANSACTION

Boss International Gold Corp. ("Boss") is pleased to announce that it has entered into an agreement dated July 27, 2006 (the "Agreement") with Anthony Beruschi, representing his companies and trustees, Santoy Resources Ltd. ("Santoy") and Adam Travis under which Mr. Beruschi, Santoy and Mr. Travis will sell all of their actual, or purported interest, in and to the Blizzard uranium claim (the "Blizzard Claim"), located in the Greenwood Mining Division in south-central British Columbia, and certain surrounding mineral claims to Boss for $105,000,000. The purchase price will be payable by the issuance of a total of 52,500,000 common shares by Boss at a deemed price of $2.00 per share. 26,250,000 common shares will be issued by Boss to Santoy and 26,250,000 common shares will be issued by Boss to Mr. Beruschi and / or other parties that hold interests in the Properties. The acquisition will constitute a Reverse Takeover of Boss under TSX Venture Exchange ("TSXV") Policy 5.2.

The Blizzard Claim is the host of an historic indicated uranium resource. The Blizzard uranium resource is a "basal-type", hydrogenic paleochannel deposit. A total of 21,184 metres of drilling in 478 reverse circulation and diamond drill holes were completed on the deposit in the 1970s. In August 1979, Kilborn Engineering issued an Engineering Feasibility Study based on the extensive drilling and engineering studies on behalf of a joint venture comprised of Norcen Energy Resources, Lacana Mining Corporation, Campbell Chibougamou Mines, E & B Explorations and Ontario Hydro. The Kilborn Feasibility Study is not in compliance with NI 43-101. The property was never placed into production due to a (now expired) moratorium on exploration and development for uranium resources in the province, which was imposed by the B.C. Government in 1980.

On November 15, 2005, Santoy filed a NI 43-101 compliant Technical Report on the Blizzard deposit prepared by Dr. Peter A. Christopher, PhD, P.Eng, a qualified person under NI 43-101, where the Kilborn historical reserve calculation of 2.2 million tonnes grading 0.214 percent U_30_8, using a cut-off grade of 0.025% U_30_8 and including a 15% mining dilution (for an estimated 10.4 million pounds of U_30_8) was re-classified by Christopher into an indicated and inferred resource to reflect current usage.

The following chart summarizes the historical indicated and inferred* resource estimates (as re-classified) from Dr. Christopher's report:

Category of Resource	Tonnes	Grade % U_3O_8	Contained Kg (% U_3O_8)
INDICATED**	1,914,973	0.247***	4,728,428
INFERRED**	4,685	0.162***	7,595

* Reported by Kilborn as Reserves but rules dictate classification as resources. Indicated resources include a 15% mining dilution

** Indicated and Inferred Reserves were converted to Indicated and Inferred Resources

*** Rounded to 3 places

The resource estimate cited predates and therefore does not conform to the more stringent reporting requirements of NI 43-101 and should not be relied upon according to those standards. Dr. Christopher has not done sufficient work to classify the historical estimates as a current mineral resource and Boss is not treating the historical estimate as a current mineral reserve or resource. While the drill and assay data used in the original estimate has not been subsequently verified, Boss believes that the historic resource estimate provide a favourable indication of the potential of the deposit and are relevant to this news release.

The Blizzard uranium deposit is interpreted to have been formed by the concentration of uranium minerals leached from nearby highly radioactive intrusive rocks and deposited in an old riverbed channel which was preserved from glacial erosion by a cover of younger volcanic rocks.

The deposit may be amenable to exploitation by widely used, low environmental impact, in situ solution recovery processes (ISL recovery) involving only minimal surface disturbance. The Kilborn feasibility study did not consider ISL as an extraction option and was based on the application of a conventional open pit mining method. Dr. Christopher had access to all historical data including drill logs and historical feasibility studies as prepared by Kilborn. No access to core samples was possible due to the destruction of these during reclamation of the exploration site. While Dr. Christopher has re-classified the Kilborn reserve estimates as resources he has cautioned in his report that other "best practice" guidelines to resource calculation are difficult to verify for a 26 year old feasibility study. Dr. Christopher's report is available on SEDAR and on Santoy's website. Boss will be requesting that Dr. Christopher prepare a NI 43-101 compliant technical report for Boss, which will be filed on SEDAR under Boss' profile.

Mr. Beruschi is a Vancouver based lawyer and businessman and Santoy is a British Columbia incorporated company that is listed on the TSXV under the symbol "SAN". Mr. Beruschi, Mr. Travis and Santoy are all arms length to Boss.

The following are some other key terms of the Agreement and the Settlement Agreement between Mr. Beruschi and Santoy:

1. Mr. Beruschi will transfer to Boss all of his right and interest in and to certain other mineral claims that surround the Blizzard Claim (the "Additional Blizzard Claims").

2. Mr. Beruschi will further cause the transfer of the "Hydraulic Lake Claims" (together with the Additional Blizzard Claims and the Blizzard Claim, the "Properties") registered in the name of Dave Heyman to Boss. In consideration for such transfer, Mr. Heyman will be paid $50,000 by Boss.

3. Boss will pay Mr. Beruschi additional cash payments up to a maximum amount of $1,200,000 payable upon the successful completion of private placements by Boss in connection with the acquisition of the Blizzard Claim.

4. Santoy will spend $1,000,000 in exploration expenditures on the Properties and will receive in return a 5% working interest in the Properties. Boss will have the right to purchase Santoy's 5% working interest in exchange for a $1.00 per lb uranium royalty.

5. Each of Santoy and Mr. Beruschi will have the right to appoint two directors to the board of directors of Boss, who will then appoint up to two additional directors and appoint a President.

6. Boss will change its name to "Boss Energy Corp."

7. Boss will have an option from Mr. Beruschi to acquire a 51% interest in the "Fuki and Haynes Lake Claims" and will have a right of first refusal over such claims for a set time period.

8. Mr. Beruschi will receive a royalty of $1.50 per lb uranium on the Properties and Mr. Travis will receive a $0.50 per lb uranium royalty on the Blizzard Claim one-half of which Santoy can purchase for up to three years for $500,000.

Boss expects to complete a brokered private placement in connection with the acquisition of the Blizzard Claim and is currently negotiating the terms of such financing. Boss will announce the terms of the financing once it has negotiated the final terms of the private placement.

The Blizzard Claim had been the subject of a title dispute regarding the ownership of the claim. Santoy had acquired its initial interest in the Blizzard Claim in conjunction with Sparton Resources Inc. under an option agreement with Mr. Travis. Mr. Travis had staked the claim using the Mineral Title OnLine system after Mr. Beruschi's agent failed to successfully convert the former Blizzard legacy claims utilizing the new on-line system, thereby leaving the claim open. Mr. Beruschi and Santoy have now entered into a Settlement Agreement in full settlement of the dispute under which they have each agreed to transfer their interest, or purported interest, in the Blizzard Claim to Boss.

Completion of the transaction is subject to a number of conditions, including TSXV acceptance and disinterested Shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all. The technical information in this news release has been reviewed and approved by Rupert Allan, P.Geol on behalf of Boss.

Investors are cautioned that, except as disclosed in the Management Information Circular or Filing Statement to be prepared in connection with the transaction, any information released or received with respect to the reverse take-over may not be accurate or complete and should not be relied upon. Trading in the securities of Boss should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Doug Brooks"
Doug Brooks
President and Director

THE TSX VENTURE EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE.

82-4511

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Boss Gold International Corp.
501-905 West Pender Street
Vancouver, BC, V6C 1L6

(the "Company")

Telephone Number: 604-669-5819

Item 2 Date of Material Change

July 28, 2006

Item 3 News Release

The news release was disseminated on July 28, 2006 through Canada Newswire.

Item 4 Summary of Material Change

The Company announced that it has entered into an agreement dated July 27, 2006 with Anthony Beruschi, representing his companies and trustees, Santoy Resources Ltd. ("Santoy") and Adam Travis under which Mr. Beruschi, Santoy and Mr. Travis will sell all of their actual, or purported interest, in and to the Blizzard uranium claim, located in the Greenwood Mining Division in south-central British Columbia, and certain surrounding mineral claims to Boss for $105,000,000.

Item 5 Full Description of Material Change

See attached news release.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, contact:

Doug Brooks, President and Director
Telephone: 604-669-5819

Item 9 Date of Report

July 31, 2006